Exhibit 21
SUBSIDIARIES OF ACCESS NATIONAL CORPORATION

Name	Jurisdiction of Organization

Access National Bank	United States

Access National Leasing Corporation	Virginia

Access National Mortgage Corporation	Virginia

Access Real Estate LLC	Virginia

Access National Capital Trust I	Delaware

Access National Capital Trust II	Delaware